

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 13, 2009

<u>**Via U.S. mail and facsimile**</u>

Mr. Robert Rubin
Chief Financial Officer
Solar Thin Films, Inc.
25 Highland Blvd.
Dix Hills, NY 11746

> **RE:** **Forms 10-K/A for the fiscal year ended December 31, 2008**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **File No. 001-13549**

Dear Mr. Rubin:

We have completed our review of your Forms 10-K/A for the year ended December 31, 2008 filed April 23, 2009 and May 23, 2009, Form 10-KSB for the year ended December 31, 2007 and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief